

CC Capital Advisors

Financial Statements and Schedules
December 31, 2024 and 2023

(With Reports of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed CONFIDENTIAL pursuant to subparagraph (e) (3) of Rule 17a-5 under the Securities Exchange Act of 1934.

A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CC Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Ward Parkway
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra Dershem-Vega	(816) 751-4223	sdershem@cccapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS
(Name – if individual, state last, first, and middle name)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra Dershem-Vega, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CC Capital Advisors, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

TAMMY L. SPARTZ
Notary Public-Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Dec. 20, 2026
Commission # 14426217

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CC Capital Advisors, Inc.
December 31, 2024 and 2023

Contents

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
CC Capital Advisors, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CC Capital Advisors, Inc. (the "Company") as of December 31, 2024 and 2023, the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 as of December 31, 2024 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information,

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2013.

Kansas City, Missouri
February 25, 2025

CC Capital Advisors, Inc.
Statements of Financial Condition
December 31, 2024 and 2023

Assets	2024	2023
Cash and cash equivalents	$10,217,592	$ 9,428,423
Accounts receivable	85,043	14,725
Prepaid expenses	154,543	150,175
Furniture, fixtures and equipment - net	146,277	73,651
Total assets	$10,603,455	$ 9,666,974

Liabilities		
Accounts payable and accrued liabilities	$ 44,929	$ 38,446
Total liabilities	44,929	38,446

Stockholder's Equity		
Common stock, $0.10 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100	100
Additional paid-in capital	6,617,900	6,617,900
Retained earnings	3,940,526	3,010,528
Total stockholder's equity	10,558,526	9,628,528
Total liabilities and stockholder's equity	$10,603,455	$ 9,666,974

CC Capital Advisors, Inc.
Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Revenues		
Investment banking advisory fee income	$ 5,003,536	$ 3,197,445
Commissions	51,113	58,338
Other revenues	605,417	620,070
Total revenues	5,660,066	3,875,853
Expenses		
Personnel services	3,417,532	2,663,986
Management services	819,296	684,000
Outside electronic data processing	7,718	8,538
Occupancy and equipment	73,742	112,218
Professional fees	3,087	41,786
Dues and subscriptions	155,690	153,046
Regulatory fees	15,459	25,573
Depreciation	10,214	4,754
Advertising costs	26,302	34,114
Stationery and supplies	2,399	1,280
Other operating expenses	198,629	196,612
Total expenses	4,730,068	3,925,907
Net Income (Loss)	929,998	(50,054)

See Notes to Financial Statements

CC Capital Advisors, Inc.
Statement of Stockholder's Equity
Years ended December 31, 2024 and 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2023	$ 100	$ 6,617,900	$ 3,060,582	$ 9,678,582
Net Loss	-	-	(50,054)	(50,054)
Balance, December 31, 2023	100	6,617,900	3,010,528	9,628,528
Net Income	-	-	929,998	929,998
Balance, December 31, 2024	$ 100	$ 6,617,900	$ 3,940,526	$ 10,558,526

CC Capital Advisors, Inc.
Statements of Cash Flows
December 31, 2024 and 2023

	2024	2023
Operating Activities		
Net Income (Loss)	$ 929,998	$ (50,054)
Items not requiring cash		
Depreciation	10,212	4,754
Changes in		
Accounts receivable	(70,318)	21,683
Prepaid expenses	(4,368)	(29,581)
Accounts payable and accrued liabilities	6,483	(126,275)
Net cash provided by (used in) operating activities	872,007	(179,473)
Investing Activities		
Purchases of premises and equipment	(83,338)	(26,021)
Proceeds from sale of premises and equipment	500	-
Net cash used in investing activities	(82,838)	(26,021)
Increase (Decrease) in Cash and Cash Equivalents	789,169	(205,494)
Cash and Cash Equivalents, Beginning of Year	9,428,423	9,633,916
Cash and Cash Equivalents, End of Year	$10,217,592	$ 9,428,423

CC Capital Advisors
Notes to Financial Statements
December 31, 2024 and 2023

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

CC Capital Advisors, Inc. (the "Company") is a limited services securities broker that provides investment banking services, the sale of fixed insurance and annuity products, and sells institutional non-interest fee income products under its own name and also under the name of Wheatland Advisors. The Company employs 13 registered representatives at offices in 2 locations in Kansas and Missouri. The Company is licensed in 2 states and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and the state agencies. The firm is also a member of the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-1.

 The Company is a non-covered firm, which is a broker-dealer that does not meet any of the exemptive provisions of paragraph (k) of SEC Rule 15c3-3. The Company files an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.. §240.17a–5.

The Company is a wholly-owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2024 cash equivalents consisted primarily of money market accounts with unaffiliated institutions.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Success fees generated from the closing of transactions are a variable form of consideration that is constrained until an acquisition or sale closes, as that is the point at which management believes the performance obligation has been met and collection of revenue is probable. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For these

arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date. The Company recognizes this revenue to the extent that they have a contractual right to invoice. Customers are billed as services are rendered, which can be either based on a stated hourly rate or a specified monthly charge in the contract. In both cases, the invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

Commission revenue from fixed insurance and annuity sales and payments from institutional non-interest fee income products are recognized as revenues on the settlement date. Settlement date is determined upon the issuance and acceptance of the policy by both parties, which is the date the Company's performance obligation is satisfied for each transaction.

Income Taxes

The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. The Holding Company is no longer subject to federal or state income tax examinations by taxing authorities before 2021.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The standard is applicable to all public entities, including public entities with a single reportable segment, and requires enhanced reportable segment disclosures. The disclosures include significant segment expenses regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. The standard also requires disclosure of the title and position of the CODM as well as how the CODM uses the reported measures of a segment's profit or loss to assess segment performance and decided how to allocate resources. The Company adopted ASU 2023-07 and included required disclosures in Note 10. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

Note 2: Related-party Transactions

The Parent provides management services as needed at a cost to the Company of $819,296 for 2024 and 684,000 in 2023. The Parent also provides office space at a cost to the Company of $106,252 and $104,400 for 2024 and 2023 respectively. For 2024 and 2023, the Company received insurance commission income of $9,377 and $9,746 respectively, from premiums paid by the Parent.

The Company maintains its primary operating cash account at Country Club Bank. The balance in this account was $300,230 and $302,799 at December 31, 2024 and 2023, respectively.

Note 3: Furniture, Fixtures and Equipment

At December 31, 2024 and 2023, furniture, fixtures and equipment consisted of the following:

	2024	2023
Furniture, fixtures and equipment	$ 251,356	$ 175,006
Less accumulated depreciation	(105,079)	(101,355)
Total furniture, fixtures and equipment	$ 146,277	$ 73,651

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2024 and 2023 are summarized as follows:

	2024	2023
Net capital	$ 10,102,587	$ 9,319,889
Aggregate indebtedness	44,929	38,446
Minimum net capital required	5,000	5,000
Excess net capital at 1500%	10,097,587	9,314,889
Excess net capital at 1000%	10,096,587	9,313,889
Net capital ratio	0.0044 to 1	0.0040 to 1

Note 5: Investment Banking Advisory Fees

The following presents investment banking revenue by major source for 2024 and 2023:

Total Investment Banking Revenue

	2024	2023
Success fees on transactions	$ 4,444,376	$ 2,918,190
Advisory services fees	559,161	279,255
Total Investment Banking Revenue	$ 5,003,537	$ 3,197,445

CC Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2024 and 2023

Note 6: Disclosures about the Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurement of assets recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023. Money market funds are classified within Level 1 of the hierarchy. The firm held no securities classified within level 2 or level 3 of the hierarchy.

CC Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2024 and 2023

2024
Fair Value Measurements Using

Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market mutual fund	$1,000,000	$ 1,000,000	$ -	$ -

2023
Fair Value Measurements Using

Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market mutual fund	$1,000,000	$ 1,000,000	$ -	$ -

Note 7: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

CC Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2024 and 2023

Note 8: Reliance on Third-party Liquidity

The Company has sustained operating losses and negative operating cash flows in previous periods. Management recognizes that the Company may be reliant on its Parent to provide continued financial support. The Parent has assured management that financial support will continue.

The Company has received a commitment from its Parent to provide additional funds through March 3, 2026 to meet liquidity needs not covered by operating cash flows.

The Parent did not make capital contributions to the Company during 2024 and 2023.

Note 9: Significant Estimates and Concentrations

U.S. generally accepted accounting principles requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Approximately 43 percent of investment banking advisory fee income was received from a single client and 24 percent was received from a second client for the year ended December 31, 2024

For the year ended December 31, 2023, approximately 36 percent of investment banking advisory fee income was received from a single client, 35 percent was received from a second client and revenue from a third client comprised approximately 14 percent.

Note 10: Operating Segments:

The Company's reportable segment is determined by the Chief Financial Officer, who is the designated chief operating decision maker, based upon information provided about the Company's products and services offered, primarily investment banking services. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business (such as general transaction services, bank-focused transaction services, and other fee-generating services), which are then aggregated if operating performance, products/services, and/or customers are similar. The chief operating decision maker will evaluate the financial performance of the Company's business components by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in the determination of allocating resources. All operations are domestic.

While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all reportable segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Note 11: Subsequent Events

On January 1, 2025, the Company ceased the operations of one of its three operating segments. All three segments are combined into a single reportable unit for the years ended December 31, 2024 and 2023. The operating segment which ceased operations was one of two segments which provided merger and acquisition advisory services. There were no material cash outlays or other expenditures outside of the normal course of business in conjunction with the discontinuation of the segment. Management has evaluated the expected effect on the Company's financial condition, obligations and anticipated cash flows and has determined that it is more likely than not that the Company will continue to meet its obligations in the year following the issuance of the financial statements. Management has also evaluated the potential effect on Required Minimum Net Capital. Management believes that the ongoing operations of the two remaining operating segments will continue to supply the Company with the capital required to meet and surpass the minimum requirement.

Subsequent events have been evaluated through February 25, 2025, which is the date the financial statements were issued.

Supplemental Schedule

CC Capital Advisors, Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Aggregate Indebtedness	$ 44,929
Minimum Net Capital Required, Greater of 6-2/3% of	
Aggregate Indebtedness or $5,000 Minimum	$ 5,000
Stockholder's Equity	$10,558,526
Nonallowable Assets	
Property and equipment, net	146,277
Other	239,586
Total nonallowable assets	385,863
Haircut on Money Market Account	20,076
Other Deductions and Charges	50,000
Net Capital	$10,102,587
Capital in Excess of Requirement	$10,097,587
Ratio of Aggregate Indebtedness to Net Capital	.0044:1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2024. Therefore, no reconciliation of the two computations is deemed necessary.

CC Capital Advisors, Inc.
Exemption Report

CC Capital Advisors, Inc.. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of section 17 C.F.R. § 240.15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company is a Non-Covered firm that limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, providing advisory services to issuers regarding private placements (the Company does not act as a placement agent) and commission revenue from fixed insurance and annuity sales and the marketing of third party product and software licenses; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

CC Capital Advisors, Inc.

I, Sandra Dershem-Vega, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President
Date: February 25, 2025

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
CC Capital Advisors, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying CC Capital Advisors, Inc. Exemption Report pursuant to SEC Rule 17a-5, in which (1) CC Capital Advisors, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, providing advisory services to issuers regarding private placements (the Company does not act as a placement agent) and commission revenue from fixed insurance and annuity sales and the marketing of third party product and software licenses, and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

Kansas City, Missouri
February 25, 2025